January 27, 2014

Via Edgar and Federal Express

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Range Resources Corporation
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 27, 2013
Response Letter Dated December 19, 2013
(File No. 1-12209)

Dear Mr. Skinner:

On January 14, 2014, Range Resources Corporation (“we” or the “Company”), received further comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to the above referenced Form 10-K, our Form 8-K filed on February 27, 2013 and our response letter dated December 19, 2013. We respectfully submit the following responses to your inquiry. For your convenience, each response is prefaced by the exact text of the Staff’s comment in the italicized text.

Form 10-K for the Fiscal Year ended December 31, 2012

Note 11 – Derivative Activities, page F-25

Derivative Fair Value Income, page F-26

Inquiry:

1.	We note your response to comment 1 from our letter dated December 6, 2013. Your response does not appear to explain why the measure of unrealized gains/ losses on derivative instruments that you have presented is an amount calculated in accordance with U.S. GAAP. Please include reference to the relevant authoritative guidance specifically supporting the separate recognition and disclosure of realized and unrealized gains/ losses on derivative instruments for which hedge accounting is not applied as a part of your response. In this regard, we note that the guidance in FASB ASC paragraph 815-10-35-2 indicates that “the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings”, without differentiating between realized and unrealized amounts.

Range Resources Corporation    100 Throckmorton Street, Suite 1200    Fort Worth, Texas 76102    Tel: 817.870.2601    Fax: 817.869.9100

Response:

We acknowledge the Staff’s comment. As mentioned in our previous responses, Range has historically presented a more detailed disclosure of realized and unrealized gains or losses included in Derivative Fair Value Income as there is no authoritative guidance that specifically disallowed this separate presentation. Our intent was not to present a non-GAAP number, but to provide more detail and insight into the GAAP number which we present as derivative fair value income or loss. We believe this information provides an investor with meaningful information that delineates the cash activity of settled contracts relative to the movement of the mark-to-market component (or non-cash activity) for non-settled contracts. We did not believe, based on the guidance provided in FASB ASC 815-10-35-2, this presentation was inappropriate as it was only showing the individual components included in a GAAP number, as you would for other disclosures that have large amounts and activity.

However, after receiving further Staff comments and additional telephonic discussions with the Staff on January 16, 2014, we understand the Staff’s position that providing the components of derivative fair value income or loss is a non-GAAP disclosure. As a result, we respectfully propose, in our future filings we will not include the calculation or reference to the components of derivative fair value income or loss in our footnote disclosures or our MD&A. We will only refer to these detailed components in our press release which we will disclose as a non-GAAP measure and will reconcile to the GAAP measure as required.

Inquiry:

2.	We note that the line item “Change in fair value for derivatives not designated as hedges”, as provided in your response to comment 2 from our letter dated December 6, 2013, includes both current period changes in fair value as well as the reversal of changes in fair value recognized in prior periods. Separately, the line item “Settlements received on derivative contracts, net” includes changes in fair value previously recognized in income in prior periods as unrealized gains/losses on derivatives. With reference to the relevant authoritative guidance, please tell us why it is appropriate to characterize items recognized as part of prior period net income as a component of current period net income.

Response:

We acknowledge the Staff’s comment and refer you to our response to your Inquiry #1 above. We believe, and based on additional telephonic discussions with the Staff, that our Derivative Fair Value Income amounts are correct and calculated in accordance with U.S. GAAP. In our future filings, we will not include the calculation or reference to the components of derivative fair value income or loss in our footnote disclosures or our MD&A.

Form 8-K filed February 27, 2013

Inquiry:

3.	We note your response to comment 2 from our letter dated December 6, 2013 and your proposed changes with respect to disclosures in your statements of cash flows, MD&A, and non-GAAP measures included in your Form 8-K. Given our continuing concern about the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, further explain to us why a presentation based on total net GAAP gain or loss and/or total net cash received or paid would not be preferable to the disclosures currently provided.

We acknowledge the Staff’s comment. In our response below, we respectfully provide more detail about our proposed changes to disclosures in future filings which specifically discuss our statement of cash flows and our Form 8-K press release tables. The change in presentation for our cash flow statement below does not impact our net cash flow related to derivatives or net cash provided from operating activities. As indicated in our response to Inquiry #1, we will no longer refer to the components (realized or unrealized gains and losses) of derivative fair value income or loss in our footnote disclosures or our MD&A.

Range Resources Corporation    100 Throckmorton Street, Suite 1200    Fort Worth, Texas 76102    Tel: 817.870.2601    Fax: 817.869.9100

Statements of Cash Flow Presentation

	2012	2011	2010
As presented in the 2012 Form 10-K:
Mark-to-market on natural gas and oil derivatives not designated as hedges (gain) loss	$(5,958)	$(15,762)	$2,086
Unrealized derivative loss (gain)	$3,221	$(2,183)	$(2,387)

Revised:
Derivative fair value income	$(41,437)	$(40,087)	$(51,634)

Cash settlements on derivative financial instruments that do not qualify for hedge accounting	$38,700	$22,142	$51,333

Press Release Tables – Form 8-K Presentation

Statements of Operations

Based on GAAP reported earnings with additional

Details of items included in each line in Form 10-K

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
As presented in the Form 8-K filed February 27, 2013:
Revenues and other income:
Natural gas, NGL and oil sales	$398,688	$331,720	$1,351,694	$1,173,266
Derivative cash settlements gain (loss)	16,706	13,800	38,700	22,142
Change in mark-to-market on unrealized derivatives gain (loss)	(24,117)	(51,331)	5,958	15,762
Ineffective hedging (loss) gain	1,840	(348)	(3,221)	2,183
Gain (Loss) on sale of properties	61,836	3,539	49,132	2,259
Brokered natural gas and marketing	2,948	3,770	15,078	12,693
Equity method investment	(177)	356	(372)	(1,043)
Other	314	1,712	735	3,380

Total revenues and other income	$458,038	$303,218	$1,457,704	$1,230,642

Revised:
Revenues and other income:
Natural gas, NGL and oil sales (a)	$398,688	$331,720	$1,351,694	$1,173,266
Derivative fair value income (a)	(5,571)	(37,879)	41,437	40,087
Gain (Loss) on sale of properties	61,836	3,539	49,132	2,259
Brokered natural gas and marketing (b)	2,948	3,770	15,078	12,693
Equity method investment (b)	(177)	356	(372)	(1,043)
Other (b)	314	1,712	735	3,380

Total revenues and other income	$458,038	$303,218	$1,457,704	$1,230,642

(a)	See separate natural gas, NGLs and oil sales information table.
(b)	Included in Brokered natural gas, marketing and other revenues in the 10-K.

Range Resources Corporation    100 Throckmorton Street, Suite 1200    Fort Worth, Texas 76102    Tel: 817.870.2601    Fax: 817.869.9100

Reconciliation of Natural Gas, NGLs and

Oil Sales and Derivative Fair Value Income (Loss)

To Calculated Cash Realized Natural Gas, NGLs and

Oil Prices with and Without Third Party

Transportation, Gathering and Compression Fees

Non-GAAP Measures

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
As presented in the Form 8-K filed February 27, 2013:
Derivative Fair Value Income (Loss) components:
Cash-settled derivatives (ineffective):
Natural Gas	$1,026	$9,122	$4,477	$22,104
NGLs	11,295	6,524	31,737	9,612
Crude Oil	4,385	(1,847)	2,486	(9,574)
Change in mark-to-market on unrealized derivatives	(24,117)	(51,331)	5,958	15,762
Unrealized ineffectiveness	1,840	(348)	(3,221)	2,183

Total Derivative Fair Value Income (Loss), as reported	$(5,571)	$(37,880)	$41,437	$40,087

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Revised:
Derivative Fair Value Income, as reported	$(5,571)	$(37,880)	$41,437	$40,087
Cash settlements on derivative financial instruments:
Natural Gas	(1,026)	(9,122)	(4,477)	(22,104)
NGLs	(11,295)	(6,524)	(31,737)	(9,612)
Crude Oil	(4,385)	1,847	(2,486)	9,574

Total change in fair value related to derivatives prior to settlement, a non-GAAP measure	$(22,277)	$(51,679)	$2,737	$17,945

In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (817) 869-4224 if you have any additional questions or comments.

Sincerely,

/s/ Roger S. Manny
Roger S. Manny
Executive Vice President and Chief Financial Officer

Cc:	Jeffrey Ventura, Chief Executive Officer
David P. Poole, Senior Vice President and General Counsel
Stephen M. Gill – Vinson & Elkins LLP
Lily Dang – United States Securities and Exchange Commission
John Cannarella – United States Securities and Exchange Commission

Range Resources Corporation    100 Throckmorton Street, Suite 1200    Fort Worth, Texas 76102    Tel: 817.870.2601    Fax: 817.869.9100